SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, NY 10022

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The sole purpose of this Amendment No. 2 is to file with the Securities and Exchange Commission an update of certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on September 21, 2015, which is included as Exhibit D-2 hereto and which updates and amends the entire Exhibit D previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 19th day of January, 2016.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOĞA
Zeynep BOĞA Head of Department Undersecretariat of Treasury, Prime Ministry

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2015 Annual Budget of the Republic (in Turkish)

* D	Current Description of the Republic as of September 21, 2015

* D-1	Recent Developments in the Republic as of December 14, 2015

D-2	Current Description of the Republic as of January 19, 2016

*	Previously filed.